FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

HIS EXCELLENCY THE HONOURABLE GARY DOER

Canadian Ambassador to the United States of America

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

ROBERT W. MULLEN, JR.	BRIAN LAFFIN
Milbank, Tweed, Hadley & McCloy LLP	Vice President and Treasurer
1 Chase Manhattan Plaza	Export Development Canada
New York, New York 10005	150 Slater Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2010 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement to be dated as of October 26, 2011 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of October 19, 2011 between EDC and BNP Paribas Securities Corp., HSBC Securities (USA) Inc., J.P. Morgan Securities Ltd. and RBC Capital Markets, LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Legal Counsel of EDC, (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, and (v) the Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S.$1,000,000,000 1.250% United States Dollar bonds due October 26, 2016 (the “Bonds”) described in EDC’s Prospectus Supplement dated October 19, 2011 (the “Prospectus Supplement”) to EDC’s Prospectus dated December 17, 2009 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-162531. Such portion is not expected to exceed an aggregate principal amount of U.S.$185,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$1,525,000,000 aggregate principal amount of Bonds will remain available for offer and sale under Registration Statement No. 333-162531.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2010, as hereby amended, are as follows:

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2010 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of July 12, 2010 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliot LLP.

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee	U.S.$	10,323
Legal		60,000
Miscellaneous Expenses		29,677

	U.S.$	100,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 25th day of October, 2011.

Export Development Canada

/s/ Brian Laffin

Brian Laffin

Vice President and Treasurer

EXHIBIT INDEX

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2010 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of July 12, 2010 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP.

99.10	Consent of Stikeman Elliot LLP.